PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121


06013091

26th April 2006


SEC MAIL PROCESSING
RECEIVED
MAY 2 - 2006
WASH, D.C.
160
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil~~ plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities ~~Exchange~~ Act of 1934, please find enclosed the following press releases dated 26th April 2006:

"North Sumatra Block A PSC Acquisition"
"Vietnam Update"

Yours faithfully




PROCESSED
MAY 04 2006
THOMSON
FINANCIAL

Stephen Huddle
Company Secretary

Enc



PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release


SEC MAIL PROCESSING
RECEIVED
MAY 2 - 2006
WASH, D.C.
160
SECTION

PREMIER OIL PLC
("Premier" or "the Company")

North Sumatra Block A PSC Acquisition

Premier Oil is pleased to announce the acquisition, together with its partners Medco and Japex, of a subsidiary of ExxonMobil which holds a 50% working interest in the North Sumatra Block A PSC, onshore Indonesia.

Each of Premier, Medco, and Japex hold a third share of the company which will subsequently be converted into individually held (16.67%) working interests in the PSC. The operator is of the block is ConocoPhillips (50%).

The block contains undeveloped discoveries on the Alur Siwah, Alur Rambong, and Julu Rayeu fields certified as holding over 650 Bcf gross of proved and probable reserves.

The block offers substantial exploration upside. Around 20 prospects have been identified with total prognosed unrisked reserves of 1.5 tcf gross.

The conversion of the share holdings in the company, to working interests in the PSC is subject to Indonesian Government approvals. Government approvals are not required for the initial sale of shares by ExxonMobil to the consortium.

Premier's Chief Executive, Simon Lockett, said:

"Premier is delighted to announce an acquisition in one of our core areas. The North Sumatra PSC A acquisition builds on Premier's existing business in Indonesia at a low initial entry cost. The block will deliver an increase in mid-term production, and provides an extensive inventory of exploration prospects."

26 April 2006

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Tony Durrant
Neil Hawkings

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release


SEC MAIL
PROCESSING
RECEIVED
MAY 2 - 2006
WASH. D.C.
160
SECTION

PREMIER OIL PLC
("Premier" or "the Company")

Vietnam Update

Premier Oil and Santos are pleased to announce that they have reached agreement regarding the upcoming programme to drill the Dua and Blackbird prospects in Block 12E, offshore Vietnam.

The agreement includes a funding arrangement for Premier Oil's 75% share of the costs of the upcoming two well drilling programme. Upon completion of the funding obligation and other principal terms of the agreement Premier Oil and Santos will each hold a 37.5% interest in the Block 12E and Block 12W Production Sharing Contracts, offshore Vietnam. The balance of 25% interest is held by Delek Energy.

Premier Oil became operator of Blocks 12E and 12W in September 2004 and has since undertaken a comprehensive programme of 2D and 3D seismic acquisition, processing and interpretation which has identified the Dua and Blackbird prospects as having high impact potential. The Dua-4X well will explore the potential of a structure that flowed 1,500 barrels of oil per day from the crestal Dua-1X well in 1974. The 12E-CS-1X "Blackbird" well will explore a large tilted fault block updip of well 12E-LK-1X (2001) which encountered very good oil shows.

The wells will be drilled using the Diamond Offshore semi-submersible drilling unit "Ocean General", with spud date anticipated early in May 2006.

Premier's Chief Executive, Simon Lockett, said:

"Premier is pleased to have agreed a farm-down of its interests in Vietnam whilst continuing to expose Premier shareholders to material upside from these two high impact wells. Premier is on track to deliver up to 16 exploration wells within a target exploration spend of $50 million for 2006".

26 April 2006

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Tony Durrant
Neil Hawkings

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**